SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2014

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

The Company announces that at the Annual General Meeting of Shareholders held on August 21, 2014 (the "Meeting") the following resolutions were approved by the shareholders, each by the respective requisite majority:

1.
Re-election of Mr. Zwi Williger, Mr. Joseph Williger, Mr. Israel Yosef Schneorson, Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen, as Directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999;

2.
Approval of  the re-appointment of Deloitte Touche Tohmatsu - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company’s independent auditors for the year ending December 31, 2014 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration;

3.	Approval of an amendment to the terms of service of the Company's Chief Executive Officer, Mr. Gil Hochboim;

4.	Approval of an annual bonus for 2013 to the Company's Chief Executive Officer, Mr. Gil Hochboim, in the amount of NIS 200,000;

5.
Approval of exemption and indemnification letters for (i) Mr. Zwi Williger and Mr. Joseph Williger for a three-year period commencing the date of approval by the Meeting, and (ii) Mr. Israel Yosef Schneorson for a three-year period commencing May 4, 2014;

6.	Approval of exemption and indemnification letters for Mr. Gershon Chanoch Winderboim, Mr. Shneor Zalman Vigler, Mr. Emil Budilovsky and Mr. Ilan Cohen;

7.
Approval of the extension, for a three-year period commencing the date of approval by the Meeting, of the management services agreements entered into by the Company with companies controlled by each of Messrs. Zwi Williger and Joseph Williger, respectively, pursuant to which Zwi Williger will continue to serve as the active Chairman of the Board of Directors of the Company and Joseph Williger will continue to serve as President of the Company; and

8.
Approval of the extension, for a three-year period commencing the date of approval by the Meeting, of the Service Agreement entered between the Company and Willi Food Investments Ltd., the controlling shareholder of the Company.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: August 21, 2014	By:	/s/ Raviv Segal
Name: Raviv Segal
Title: Chief Financial Officer